Filed by Spring Valley Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Date: August 14, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Merger Sub II, Inc., a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”).

On August 13, 2025, Eagle made the below communications on its LinkedIn account.

Eagle Energy Metals Corp.
50 followers
1h

Recently, Natalia Kniazhevich from Bloomberg sat down with Eagle Energy Metals CEO Mark Mukhija, P.Eng and Chris Sorrells, CEO of Spring Valley Acquisition Corp. II to discuss our proposed business combination amid America's growing electricity demand driven by artificial intelligence, quantum computing, and cryptocurrency mining.

The Bloomberg article explains how Eagle is primed to support this demand with our flagship asset Aurora*, a uranium deposit on the border of Oregon and Nevada.

Learn more in the article linked below!

https://lnkd.in/dQ_pNsKi

*Eagle holds an option to purchase the Aurora Project, which will be acquired in connection with the Business Combination.

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On August 13, 2025, Chris Sorrells, Chairman and Chief Executive Officer of SVII, made the below communications on his LinkedIn account.

Chris Sorrells
Chairman and CEO of Spring Valley II
14m

Thank you @Natalia Kniazhevich from @Bloomberg for featuring our recently announced business combination between @Spring Valley Acquisition Corp. II and @Eagle Energy Metals.

This deal is perfectly timed, capitalizing on America's growing demand for energy amid the artificial intelligence boom.

Learn more about Eagle's uranium deposit and plans to meet this demand in the article below.

https://lnkd.in/gKDyNdkA

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On August 11, 2025, the following article by Jamie Smyth and George Steer was published online by the Financial Times (www.ft.com).

Nuclear reactor groups tap into Spac revival to fuel atomic energy boom

AI power demand and support from Trump administration has boosted the industry

Donald Trump wants to quadruple American nuclear power capacity by 2050 © Getty Images

Three nuclear energy developers are seeking to raise more than $500mn through mergers with special purpose acquisition companies as investors rush to tap into an atomic energy boom.

Terra Innovatum, Terrestrial Energy and Eagle Energy Metals said the transactions, which they expected to be completed by the end of the year, would accelerate the development of small modular reactors.

Several other companies developing nuclear technologies are considering listings via initial public offerings, including Holtec International and Quantum Leap Energy, a division of ASP Isotopes.

“Investors now realise that nuclear energy is here to stay because it is needed to power the artificial intelligence revolution and this is turbocharging interest, particularly in the US,” said Nick Lawson, the chief executive of Ocean Wall, an investment group advising ASP Isotopes on the QLE spin-off.

Shares in nuclear energy companies surged near record highs last week as optimism about a nuclear renaissance gathered pace owing to AI power demand and political support from the Trump administration.

Last month Westinghouse outlined plans to build 10 large nuclear reactors in the US at a meeting in Pittsburgh attended by President Donald Trump, who has set a target of quadrupling American nuclear power capacity in the next 25 years.

“2025 for nuclear technology is what 1995 was for the tech sector,” said Simon Irish, Terrestrial Energy’s chief executive, referring to the start of a 30-year tech growth cycle sparked by Microsoft and Netscape’s promotion of the internet.

“Many investors have now converged on the unavoidable conclusion about energy choice: we can’t meet surging power demand in an environmentally responsible way without nuclear,” he said. “I’m having conversations with investors now that I wouldn’t have been able to engage three years ago.”

Terrestrial is aiming to raise $280mn through a combination with HCM II Acquisition Corp — whose chief executive Shawn Matthews is the former CEO of Cantor Fitzgerald — to fund development of a nuclear reactor that uses molten salt rather than water as a coolant.

It is one of dozens of companies developing SMRs that typically generate about a third or less of the power of standard reactors.

Terra Innovatum, which is seeking to raise $230mn, and Eagle Energy Metals are both developing SMRs. Eagle, which also has uranium mining assets, said it had secured a commitment of $30mn from an institutional investor.

But experts caution the nuclear sector is prone to boom and bust cycles and cost overruns, which increase risk. Nuclear fuel supplier Centrus filed for Chapter 11 bankruptcy protection in 2014 following the Fukushima accident in Japan in 2011. Westinghouse sought protection in 2017 due to cost overruns at Vogtle in Georgia, the last nuclear plant constructed in the US.

In 2023 X-energy was forced to pull a $1.8bn Spac deal because of “challenging market conditions”.

Spacs have made a comeback in the US this year after a boom in 2021, when billions of dollars flowed into the vehicles to fund commercial space ventures, flying taxi firms and other speculative ventures. The frenzy quickly fizzled out because of a market downturn triggered by rising interest rates.

The median price performance of the 29 private companies that have gone public by merging with Spacs this year is a fall of 67 per cent, according to data provider ListingTrack. The vast majority of those companies also suffered steep declines four years ago.

Some financiers argue that investors considering nuclear Spac deals should exercise caution.

“[Most nuclear companies’] primary assets are a ticker symbol and a set of glossy renderings. If it sounds similar to the electric vehicle Spacs of barely four years ago, it’s because it is,” said one executive at a medium-sized US hedge fund, referring toa series of EV deals that went on to lose investors millions of dollars.

Despite the risks, investor enthusiasm for nuclear has roared back following a series of power deals struck between developers and technology giants Google, Amazon and Microsoft to supply internet data centres.

But investors have been frustrated by the limited number of listed public companies, according to analysts.

“There is a lot of investor enthusiasm around nuclear, but only a few public companies to choose from and evaluate — having more options would be a welcome development,” said Marc Bianchi, an analyst at TD Cowen.

On August 8, 2025, the following article by Munira Rajkotwalla was published online by Mining Magazine (www.miningmagazine.com).

‘Largest mineable’ uranium deposit operator to go public

Eagle Energy Metals has announced plans to list publicly after combination with Spring Valley

Uranyl Nitrate is a yellow water-soluble uranium salt. | Credits: RHJPhtotos via Shutterstock

The Dallas- and Reno-based company said the deal will make it the first domestic uranium resource exploration fi rm with Small Modular Reactor (SMR) technology to list on a US exchange.

Following the transaction, which is expected to close in late 2025, the combined company will operate as Eagle Nuclear Energy under the ticker symbol “NUCL” on Nasdaq.

Merger agreement

The merger agreement values Eagle at a pro-forma equity value of US$312 million.

An institutional investor has committed to approximately US$30 million in Series A Convertible Preferred Stock at closing and the deal carries no minimum cash condition, which both parties say increases the certainty of completion.

Eagle’s flagship Aurora Uranium Project, located on the Oregon–Nevada border, contains more than 50 million pounds of near-surface uranium and has been drilled over 500 times to date.

The company intends to begin a pre-feasibility study in 2026.

Adjacent to Aurora, the Cordex deposit has already been drilled more than 100 times and is expected to provide additional resource potential once data compilation is complete.

Proprietary design

The company also holds proprietary SMR designs, which it says position it to pursue next-generation, distributed nuclear energy deployment.

Credits: Eagle Energy Metals

In a conversation with Mining Magazine, Mark Mukhija, chief executive of Eagle, said the company aims to build “an integrated nuclear company” that will be “part of the backbone of America’s clean energy future.”

Addressing nuclear power’s controversial history, Mukhija said that newer, fourth-generation reactor designs are “walkaway safe” and cannot melt down.

Mission critical

“Wind and solar are great, but they just don’t have the same capacity factor that nuclear energy does,” he said, adding that more than 30 countries have committed to tripling nuclear capacity by 2050.

While Eagle remains in the exploration and development stage, Mukhija said the company intends to follow “all the advancements in the technology” for uranium extraction and to conduct the necessary baseline studies for environmental and mining permits.

On the Trump administrations recent executive orders to promote domestic uranium production, Mukhija said that the news was “only positive” for project timelines.

Eagle plans to construct a processing facility on the Nevada side of its 7,000-acre property, though Mukhija said that final decisions, including whether to produce yellowcake onsite or use third-party facilities, will follow detailed engineering work.

He pointed to growing interest from major technology companies in securing nuclear power.

“You have Microsoft restarting a reactor at Three Mile Island, you have Meta signing an agreement with Constellation,” he said. “Big tech is really starting to get on board with nuclear […] it becomes this national security, energy independence story that we’re happy to be a part of.”

Right time

The decision to go public via SPAC was, Mukhija said, influenced by Spring Valley’s experience taking NuScale Power, another SMR company, public.

“Spring Valley comes with deep energy and nuclear history,” he said, describing the US$30 million investment as providing funding for the next 20–24 months and allowing the company to “focus on execution instead of raising capital.”

Spring Valley chief executive Chris Sorrells said Eagle is “developing a significant uranium asset with a clear pathway to production” at a time of record private investment in US nuclear projects.

Mukhija said the United States’ target to quadruple nuclear power generation by 2050 will require both significant new uranium supply and expanded reactor capacity.

“It’s exciting to be at the right place at the right time,” he concluded.

On July 31, 2025, the following article by Natalia Kniazhevich was published online by Bloomberg (www.bloomberg.com).

Uranium Miner Eagle Energy Metals Agrees to Go Public Via SPAC

Eagle Energy Metals Corp., a uranium miner and nuclear reactor technology developer, has agreed to a deal to go public through a merger with blank-check company Spring Valley Acquisition Corp. II, capitalizing on growing demand for energy amid the artificial intelligence boom.

The deal gives the combined company a pro-forma equity value of $312 million, according to a statement seen by Bloomberg News. An investor the company didn’t name has agreed to invest $30 million in the deal via a convertible preferred stock offering, the statement shows.

The flagship asset of the Reno, Nevada-headquartered company is Aurora, a uranium deposit on the border of Oregon and Nevada with over 50 million pounds of near-surface uranium, according to the statement. Aurora’s pre-feasibility study preparation is targeted to begin in 2026. The company has a second site, Cordex, which is adjacent to Aurora. Eagle is also developing proprietary so-called small modular reactor technology.

Eagle’s SPAC deal comes amid growing demand for electricity driven by artificial intelligence, quantum computing and cryptocurrency mining. NuScale Power Corp., a company developing a small modular reactor, went public in 2022 via a merger with a SPAC sponsored by Spring Valley Acquisition Corp. II’s Chairman and Chief Executive Officer Chris Sorrells and Chief Financial Officer Robert Kaplan. NuScale’s shares have gained about 400% since it went public.

Eagle’s equity investors are expected to own approximately 66% of the post-combination company, assuming no redemptions, according to the statement.

The combined company will be named Eagle Nuclear Energy Corp. and is expected to be listed on the Nasdaq in late 2025, subject to shareholder approval and other closing conditions, the statement shows. Cohen & Co. advised Eagle on the transaction.

— With assistance from Will Wade

* * *

Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Business Combination”), SVII intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to SVII’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of SVII’s Class A ordinary shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVII may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s business; the abilities to execute Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on the Nasdaq Capital Market or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the PIPE financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII nor Eagle presently know or that SVII and Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks to be described in the Registration Statement, which will include the preliminary Proxy Statement/prospectus, and those discussed and identified in filings made with the SEC by SVII from time to time. Eagle and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle nor SVII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.